UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. 10.7
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Lanoptics Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.02 per share

(Title of Class of Securities)

M6706C103

(CUSIP Number)

12/24/06

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. M6706C103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JK&B Shalom II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,563,715

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,563,715

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,563,715

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares *(See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.3%

12.	Type of Reporting Person (See Instructions) OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. M6706C103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JK&B Capital III, Civil Law Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 25,896

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 25,896

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,896

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares *(See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. M6706C103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JK&B Capital, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,589,611

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,589,611

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,589,611

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares *(See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.4%

12.	Type of Reporting Person (See Instructions) OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. M6706C103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David Kronfeld

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,589,611

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,589,611

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,589,611

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares *(See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.4%

12.	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1.
(a)	Name of Issuer Lanoptics Ltd.
(b)	Address of Issuer’s Principal Executive Offices 1 Hatamar Street P.O. Box 527 Yokneam 20692, Israel

Item 2.
(a)

Name of Person Filing

This statement is filed by JK&B Shalom II, L.L.C., a Delaware limited liability company (“JK&B Shalom II”), JK&B Capital III, Civil Law Partnership, a German civil law partnership (“JK&B III, CLP”), JK&B Capital, L.L.C., a Delaware limited liability company (“JK&B”) and David Kronfeld (“Kronfeld”).  The foregoing entities and individual are collectively referred to as the “Reporting Persons”.

JK&B, the general partner of JK&B Shalom II and managing partner of JK&B III, CLP, may be deemed to have shared power to vote and dispose of shares of the issuer directly owned by JK&B Shalom II and JK&B III, CLP.  Kronfeld is the manager of JK&B and may be deemed to have shared power to vote and dispose of shares of the issuer directly owned by JK&B Shalom II and JK&B III, CLP.  Each of the Reporting Persons disclaims beneficial ownership of the shares of the issuer except to the extent of its or his pecuniary interest therein.

(b)

Address of Principal Business Office or, if none, Residence

The address for each of the Reporting Persons is:

JK&B Capital

Two Prudential Plaza

180 N. Stetson Avenue, Suite 4500

Chicago, Illinois  60601

(c)	Citizenship JK&B Shalom II and JK&B are Delaware limited liability companies. JK&B III, CLP is a German civil law partnership. Kronfeld is a United States citizen.
(d)	Title of Class of Securities Ordinary shares
(e)	CUSIP Number M6706C103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentages of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned See Row 9 of cover page for each Reporting Person.
(b) Percent of class See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page of each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page of each Reporting Person.

Percentages are based on 18,312,245 shares currently outstanding plus an aggregate of 2,589,611 shares issuable to the Reporting Persons upon exchange of shares of EZchip Technologies Ltd. for shares of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 8, 2008

JK&B Shalom II, L.L.C.	/s/ David Kronfeld
By: JK&B Capital, L.L.C., its General Partner	David Kronfeld
By: David Kronfeld, Manager

JK&B Capital III, Civil Law Partnership	/s/ David Kronfeld
By: JK&B Capital, L.L.C., its Managing Partner	David Kronfeld
By: David Kronfeld, Manager

JK&B Capital, L.L.C.	/s/ David Kronfeld
By: David Kronfeld, Manager	David Kronfeld

By: David Kronfeld	/s/ David Kronfeld
David Kronfeld

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

                The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Ordinary Shares of Lanoptics Ltd. has be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  January 8, 2008

JK&B Shalom II, L.L.C.	/s/ David Kronfeld
By: JK&B Capital, L.L.C., its General Partner	David Kronfeld
By: David Kronfeld, Manager

JK&B Capital III, Civil Law Partnership	/s/ David Kronfeld
By: JK&B Capital, L.L.C., its Managing Partner	David Kronfeld
By: David Kronfeld, Manager

JK&B Capital, L.L.C.	/s/ David Kronfeld
By: David Kronfeld, Manager	David Kronfeld

By: David Kronfeld	/s/ David Kronfeld
David Kronfeld